UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 10)

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Julian J. Seiguer

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3600

January 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 19

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 20,505,097
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,815,271
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 20,505,097
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 20.0%*
(14)	Type of reporting person (see instructions): PN

*

The ownership percentage has been calculated based on an aggregate total of 91,736,516 shares of Common Stock (as defined below) issued and outstanding as of November 6, 2019, plus the 25,696,698 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series E Preferred Stock as of the date hereof.

CUSIP No. 532403201	Page 3 of 19

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 20,505,097
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,815,271
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 20,505,097
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 20.0%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 19

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,590,166
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,590,166
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 14.7%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 19

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,590,166
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,590,166
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 14.7%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 19

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,590,166
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,590,166
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 14.7%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 19

(1)	Name of reporting person The Värde Skyway Mini-Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,199,438
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,488,865
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 5,199,438
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 5.5%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 19

(1)	Name of reporting person The Värde Skyway Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,208,404
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 578,407
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,208,404
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.3%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 9 of 19

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,407,842
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,067,272
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 6,407,842
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.7%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 10 of 19

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,957,466
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,415,664
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 2,957,466
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.2%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 11 of 19

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,478,733
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 707,832
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,478,733
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.6%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 19

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,351,795
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,604,419
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 3,351,795
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.6%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 13 of 19

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,787,994
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,727,915
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 7,787,994
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.1%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 14 of 19

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 49,291,099
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 23,594,401
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 49,291,099
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 42.0%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 15 of 19

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 49,291,099
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 23,594,401
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 49,291,099
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 42.0%*
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 16 of 19

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 49,291,099
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 23,594,401

(11)	Aggregate amount beneficially owned by each reporting person: 49,291,099
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 42.0%*
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 17 of 19

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.0001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 201 Main St, Suite 700 Fort Worth, TX 76102.

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 8, 2017, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on July 14, 2017, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 12, 2017, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 17, 2017, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 8, 2018, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons on February 2, 2018, as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons on October 16, 2018, as amended by Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 28, 2018, as amended by Amendment No. 8 to Schedule 13D filed by the Reporting Persons on March 29, 2019, and as amended by Amendment No. 9 to Schedule 13D filed by the Reporting Persons on December 10, 2019 (as so amended through this Amendment No. 10, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 10 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 10 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 10 is required under Rule 13d-2 of the Securities Exchange Act.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons anticipate that approximately $0.25 per share of Common Stock will be expended in acquiring all of the outstanding share capital of the Issuer not already owned by the Reporting Persons, excluding fees and expenses.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On January 10, 2020, certain of the Reporting Persons submitted a preliminary non-binding offer (the “Non-Binding Offer”) to a special committee of the board of directors of the Issuer for the acquisition of all of the outstanding publicly held shares of common stock of the Issuer not already owned by the Reporting Persons in cash (the “Acquisition”).

The Reporting Persons indicated in the Non-Binding Offer that it is prepared to expeditiously negotiate and finalize the terms of the Acquisition in definitive agreements. The Non-Binding Offer also provided that no binding obligation on the part of the Issuer or the Reporting Persons shall arise with respect to the Acquisition unless and until definitive agreements have been executed and the Non-Binding Offer and its terms may be rescinded or modified at any time.

If the Acquisition is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act and would be delisted from the NYSE American.

This summary of the Non-Binding Offer in this Amendment No. 10 is not intended to be complete and is qualified in its entirety by reference to the full text of the Non-Binding Offer, a copy of which is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer

The last three paragraphs of each of Items 5(a) and 5(b) of the Schedule 13D are hereby replaced in their entirety with the following.

(a) The Reporting Persons beneficially own 49,291,099 shares of Common Stock, representing 42.0% of the outstanding shares.

CUSIP No. 532403201	Page 18 of 19

The number of shares of Common Stock beneficially owned in connection with the Series E Preferred Stock is based upon an initial aggregate stated value of $60,000,000, plus $4,241,744 of dividends paid-in-kind, divided by the initial conversion price of $2.50, with respect to sole voting power. With respect to dispositive power, the Common Stock beneficially owned excludes 25,696,698 shares of Common Stock with respect to which the Reporting Persons may be entitled to shared dispositive power in connection with the Series E Preferred Stock.

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 91,736,516 shares of Common Stock issued and outstanding as of November 6, 2019, plus the 25,696,698 shares of Common Stock beneficially owned by the Reporting Persons in connection with the Series E Preferred Stock as of the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

The description of the Non-Binding Offer under Item 4 is incorporated herein by reference.

CUSIP No. 532403201	Page 19 of 19

Item 7. Material to Be Filed As Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit A	Non-Binding Offer to the Issuer, dated January 10, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 13, 2020

THE VÄRDE FUND XI (Master), L.P.
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XI G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.
By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MINI-MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks
Name:	George G. Hicks